EXHIBIT 99.1

NORTH AMERICAN CONSTRUCTION GROUP LTD. COMPLETES REDEMPTION OF 5.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

ACHESON, Alberta, April 06, 2020 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced that it has completed the previously announced redemption (the “Redemption”) of all of its outstanding 5.50% convertible unsecured subordinated debentures due March 31, 2024 (the “Debentures”), being $38,605,000 aggregate principal amount of Debentures.  An aggregate of 4,583,655 voting common shares of the Company (“Common Shares”) were issued pursuant to the Redemption. As at the date hereof (the “Redemption Date”), the current market price of the Common Shares (calculated in accordance with the terms of the indenture governing the Debentures) was approximately $8.87 per Common Share. The Company paid all accrued and unpaid interest up to but excluding the Redemption Date, in cash.

The Debentures will cease trading on the Toronto Stock Exchange subsequent to the Redemption Date.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 65 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 948-2009
jveenstra@nacg.ca
www.nacg.ca